UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Dow, Stephen M.
   c/o Sevin Rosen Fund IV L.P.
   13455 Noel Road
   Suite 1670
   Dallas, Texas  75240
2. Issuer Name and Ticker or Trading Symbol
   Citrix Systems, Inc.
   (CTXS)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |12/01/|G   | |1,200             |(D)|--         |45,258(1)          |I     |Family Trust(2)            |
                           |99    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Time-based Options (Ri|$71.5630|--   |--  |-|-- --      |A,D|(3)  |11/02|Common Stock|11,176(|--     |--          |D  |--          |
ght to Buy)           |        |     |    |-|           |   |     |/08  |            |5)     |       |            |   |            |
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Time-based Options (Ri|$71.5630|--   |--  |-|-- --      |A,D|(4)  |11/02|Common Stock|78,824(|--     |90,000(5)   |D  |--          |
ght to Buy)           |        |     |    |-|           |   |     |/08  |            |5)     |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) This amount reflects an increase in holdings from 23,229 to 46,458 as the result of a 2-for-1 stock split in April 1999.
(2) The Reporting Person and his spouse are trustees of the Dow Family Trust. The Reporting Person and members of his immediate family are beneficiaries.
(3) Options to purchase shares of Common Stock vested and became exercisable as to 3,690 of these options on November 2, 1999 and the remainder will vest and become exercisable on November 2,
2001.
(4) Options to purchase shares of Common Stock vested and became exercisable as to 26,012 of these options on November 2, 1999 and the remainder will vest and become exercisable on November 2,
2001.
(5) Change in amount since last filing reflects a 2-for-1 stock split in April 1999.
SIGNATURE OF REPORTING PERSON
/s/ Stephen M. Dow, by John V. Jaggers as Attorney-in-Fact
DATE
January 10, 2000